SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

COMPAÑÍA CERVECERÍAS UNIDAS S.A.

(Exact name of Registrant as specified in its charter)

UNITED BREWERIES COMPANY, INC

(Translation of Registrant's Name into English)

Bandera 84, Sixth Floor, Santiago Chile

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

Attached is a press release of the Company dated August 6, 2003

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FOR IMMEDIATE RELEASE

For more information contact:

Luis Eduardo Bravo / Claudio Pollak

Investor Relations Department

Compañía Cervecerías Unidas S.A.

www.ccu-sa.com

(56-2) 427-3581 or 427-3416

CCU S.A. REPORTS CONSOLIDATED SECOND QUARTER 2003

AND YEAR TO DATE RESULTS

SECOND QUARTER

Revenues Up 10.6%, Operating Income Increased 3.3%, EBITDA() Down 6.0%, Net Income Improved 65.5% to US$(0.02) per ADR

YEAR TO DATE

Revenues Up 7.0%, Operating Income Decreased 9.9%, EBITDA(1) Down 5.9%, Net Income Increased 284.2% to US$0.72 per ADR

(Santiago, Chile, August 6, 2003) -- Compañía Cervecerías Unidas S.A. ("CCU") (NYSE: CU) announced today its consolidated financial results, stated in Chilean GAAP for the second quarter and six months ended June 30, 2003. All US$ figures are based on the exchange rate effective June 30, 2003 (US$1.00 = Ch$699.12).

COMMENTS FROM THE CEO

During the second quarter, revenues grew 10.6% and the operating result increased 3.3%. In this period, the beer Chile and beer Argentina businesses performed very positively. In Chile, beer volumes increased 3.9% and the operating income improved 37.8%. In Argentina, volumes increased 24.7% and the operating result improved 35.3%. The soft drinks, nectars and mineral water segment increased its volumes 2.4% and improved its operating results 13.8%.

However, last quarter the wine segment had a performance lower than expected, decreasing its operating results by 45.5%, despite the 27.4% growth in volumes. This volume growth was explained by the incorporation of Finca La Celia (FLC), which began consolidating with CCU this year, having previously been in the "development stage". The decrease in operating results was caused by lower exports to highly profitable markets, such as the United States, Sweden and Japan. Currently, we are working on strategies to revert these results.

On June 18th, we began selling Heineken Lager beer in Chile and Argentina, produced by CCU in both countries. Having the brand Heineken in our portfolio strengthens the Company's position in the premium segment in Chile, the one with highest growth in the industry, and in Argentina, where Heineken is the main brand in its segment.

Continuing with the strategy of strengthening products associated with high margins in our soft drinks division, in April we launched Kem Xtreme, an energizing drink with a high caffeine content.

CONSOLIDATED INCOME STATEMENT HIGHLIGHTS (Exhibits 1 & 2)

REVENUES

Q2'03 Total revenues increased 10.6% to Ch$77,162 million (US$110.4 million), as a result of 9.1% higher consolidated volumes and a 0.9% higher consolidated average price. Consolidated volumes growth is explained by an increase of 24.7% in beer Argentina, 3.9% in beer Chile, 2.5% in the Chilean domestic wine sales and 2.4% in the soft drink segment, in addition to Finca La Celia's volumes, a subsidiary of Viña San Pedro (VSP) in Argentina, which consolidates its results with CCU since January of 2003, all partially offset by a decrease of 8.6% in Chilean wine exports. The increase in average price is explained by increases of 18.2% in beer Argentina and 4.8% in beer Chile which were partially compensated by 15.7% lower prices in the wine segment, mainly explained by the consolidation of FLC, and a 0.9% lower average price in the soft drinks segment.

YTD Accumulated revenues increased 7.0% and amounted to Ch$177,869 million (US$254.4 million).

Revenues by Segment
	Q2 (US$ million)
	2002		2003		% Chg.
Beer - Chile	33.3	33.4%	36.4	32.9%	9.1%
Beer - Argentina	5.5	5.5%	8.2	7.5%	48.8%
Soft Drinks & Mineral Water	31.9	32.0%	32.8	29.8%	3.0%
Wine	29.0	29.0%	31.1	28.1%	7.1%
Others	0.1	0.1%	1.9	1.7%	NM
TOTAL	99.8	100.0%	110.4	100.0%	10.6%

	Year to Date (US$ million)
	2002		2003		% Chg.
Beer - Chile	94.7	39.9%	98.1	38.6%	3.6%
Beer - Argentina	16.8	7.1%	20.9	8.2%	24.0%
Soft Drinks & Mineral Water	77.1	32.4%	76.8	30.2%	-0.4%
Wine	48.9	20.6%	55.6	21.9%	13.8%
Others	0.1	0.1%	3.0	1.2%	NM
TOTAL	237.7	100.0%	254.4	100.0%	7.0%

GROSS PROFIT

Q2'03 Increased 10.6% to Ch$34,244 million (US$49.0 million) as a result of 10.6% higher revenues, partially compensated by 10.6% higher cost of goods sold, which amounted to Ch$42,917 million (US$61.4 million). Cost of goods sold, as a percentage of sales, increased in the wine and soft drinks segments, and decreased in the other segments.

YTD Increased 3.0%, amounting to Ch$87,034 million (US$124.5 million), and the consolidated gross margin decreased 1.9 percentage points to 48.9%.

OPERATING RESULT

Q2'03 Amounted to Ch$983 million (US$1.4 million), 3.3% higher than Q2'02 due to higher gross profit, partially offset by 10.8% higher Selling General & Administrative Expenses (SG&A). SG&A increased from Ch$30,008 million (US$42.9 million) in Q2'02 to Ch$33,262 million (US$47.6 million), mainly due to higher expenses in beer Chile and the wine segments, as well as the inclusion of the new pisco business. The consolidated operating margin for the period decreased from 1.4% to 1.3%.

YTD Decreased 9.9% to Ch$16,358 million (US$23.4 million), and the operating margin decreased 1.7 percentage points to 9.2%.

Operating Income and Operating Margin by Segment
		Q2		Q2
	Operating Income (US$ million)			Operating Margin
	2002	2003	% Chg	2002	2003
Beer - Chile	2.2	3.0	37.8%	6.5%	8.2%
Beer - Argentina	-5.4	-3.5	35.3%	-98.1%	-42.7%
Soft Drinks & Mineral Water	-0.9	-0.7	13.8%	-2.7%	-2.3%
Wine	4.9	2.7	-45.5%	17.0%	8.6%
Others	0.6	-0.0	NM	14.3%	-0.3%
TOTAL	1.4	1.4	3.3%	1.4%	1.3%

	Year to Date
	Operating Income (US$ million)			Operating Margin
	2002	2003	%Chg	2002	2003
Beer - Chile	20.8	20.9	0.4%	21.9%	21.3%
Beer - Argentina	-8.3	-4.9	40.6%	-49.5%	-23.7%
Soft Drinks & Mineral Water	5.9	3.1	-47.0%	7.7%	4.1%
Wine	5.9	4.4	-25.1%	12.1%	8.0%
Others	1.7	-0.1	NM	18.2%	-0.8%
TOTAL	26.0	23.4	-9.9%	10.9%	9.2%

EBITDA

Q2'03 Decreased 6.0%, to Ch$11,704 million (US$16.7 million), while the consolidated EBITDA margin was 2.7 percentage points lower than in Q2'02, reaching 15.2%.

YTD Decreased 5.9%, to Ch$37,898 million (US$54.2 million), and the EBITDA margin decreased 2.9 percentage points to 21.3%.

NON OPERATING RESULT

Q2'03 Decreased by Ch$257 million (US$0.4 million) compared to last year, from a loss of Ch$1,408 million (US$2.0 million) to a loss of Ch$1,665 million (US$2.4 million). The lower non-operating result is mainly explained by:

    Related companies result, which decreased from a gain of Ch$343 million (US$0.5 million) to a loss of Ch$384 million (US$0.5 million), due to the absence of results from Karlovacka Pivovara d.d. (KP) as this subsidiary was sold to Heineken at the end of March.

    Other non-operating income/expenses, which decreased from a loss of Ch$22 million (US$0.0 million) in Q2'02 to a loss of Ch$826 million (US$1.2 million) this quarter due to fixed asset write-offs and expenses related with the payment of 2002's earnings dividend.

    Financial income/expenses, which decreased Ch$558 million (US$0.8 million), mainly due to an increase in financial obligations and low prevailing interest rates.

      These negative effects were partially offset by:

    Price level restatement, which improved from a gain of Ch$589 million (US$0.8 million) to a gain of Ch$1,699 million (US$2.4 million) in Q2'03, mainly explained by the lower equity to be adjusted by inflation due to the extraordinary dividend approved last February.

    Currency exchange result, that improved from a loss of Ch$1,197 million (US$1.7 million) to a loss of Ch$543 million (US$0.8 million) mainly explained by the absence of the loss generated in Q2'02 by CCU Argentina's monetary assets, in Argentine pesos exposed to devaluation.

YTD Increased from a loss of Ch$4,361 million (US$6.2 million) to a gain of Ch$18,792 million (US$26.9 million), mainly due to the gain generated by the sale of KP during the first quarter of 2003.

NET INCOME

Q2'03 Improved 65.5% in relation to Q2'02, reaching a loss of Ch$976 million (US$1.4 million), mainly as a consequence of Ch$1,692 million (US$2.4 million) lower income taxes, and Ch$387 million (US$0.6 million) lower minority interest, partially offset by the lower non-operational result. The decrease in income taxes is explained by the absence of the effect of the peso depreciation during Q2'02 and lower deferred income taxes this quarter. The minority interest decrease is explained by the lower results of VSP.

YTD Increased from Ch$8,303 million (US$11.9 million) to Ch$31,897 million (US$45.6 million), mainly due to the gain generated by the sale of KP.

SEGMENT HIGHLIGHTS (Exhibits 3 & 4)

Revenues and operating margins have been separated by business segments. Revenues for each business segment have been categorized according to those derived from the core beverage products (beer, soft drinks, wine, etc.) and to those derived from the sale of other non-core products. The results of the Company's pisco business and plastic packaging division have been included in the "Others" business segment. In this segment, the "Other products" line corresponds to inter-company sales. Corporate overhead expenses have been allocated pro-rata to the individual business segments based on volume sales, number of employees and number of transactions, among others.

(** Note: the comments below regarding volumes and pricing refer to Q2'03.)

BEER CHILE

Revenues increased 9.1% to Ch$25,420 million (US$36.4 million), as a result of 3.9% higher sale volumes and a 4.8% higher real average price due to a 5.0% price increase in April. The previous price increase was implemented in September 2001.

Operating Income increased 37.8% to Ch$2,094 million (US$3.0 million), mainly as a result of higher revenues and lower cost of goods sold as a percentage of sales, partially offset by higher SG&A expenses. Cost of goods sold increased 3.7% to Ch$12,370 million (US$17.7 million), reaching 48.7% of sales, 2.6 percentage points lower than Q2'02, mainly due to the dilution of fixed costs and lower depreciation. SG&A increased 11.3% to Ch$10,956 million (US$15.7 million), mainly as a result of higher salaries. The operating margin increased from 6.5% to 8.2%.

EBITDA increased 7.6% to a Ch$6,896 million (US$9.9 million), while the EBITDA margin was 27.1% of sales, 0.4 percentage points lower than in Q2'02.

Comments During April, beer prices were increased by an average of 5%. This price increase was reflected in better results along with positive volumes behavior that grew 3.9%, mainly explained by better weather and some improvements in economic conditions. In June, CCU began producing and selling Heineken Lager beer under license, strengthening its position in the premium segment, the segment which has experienced the highest growth in the industry.

BEER ARGENTINA

Revenues increased 48.8% to Ch$5,749 million (US$8.2 million), due to 24.7% higher sale volumes and 18.2% higher prices measured in Chilean pesos. In local currency, average prices rose 24.1% and in dollar terms, they increased 41.4%.

Operating Income improved from a loss of Ch$3,792 million (US$5.4 million) in Q2'02 to a loss of Ch$2,452 million (US$3.5 million) in Q2'03, as a result of higher revenues, lower cost of goods sold and SG&A as a percentage of sales. Cost of goods sold increased from Ch$3,898 million (US$5.6 million) in Q2'02 to Ch$4,313 million (US$6.2 million) this quarter, but decreased as a percentage of sales from 100.9% to 75.0%. This improvement is mainly explained by a lower direct cost per unit, due to a higher mix of returnable packaging and lower exchange rate, and lower depreciation. SG&A increased slightly from Ch$3,758 million (US$5.4 million) to Ch$3,888 million (US$5.6 million), however as a percentage of sales, it decreased from 97.3% to 67.6%, mainly as a result of lower depreciation, partially offset by higher freight expenses, due to larger volumes and costs indexed to the dollar, and higher salaries when converted to Chilean pesos.

EBITDA improved from a negative flow of Ch$1,014 million (US$1.5 million) to a negative Ch$459 million (US$0.7 million) this quarter, while the EBITDA margin was -8.0%, improving 18.3 percentage points.

Comments Sale volumes continued growing along with brand equity. Prices in dollar terms are recovering slowly but consistently. The premium beer, Heineken Lager, was added to CCU's brand portfolio, complementing it perfectly as Budweiser has been competing in the mainstream segment since February 2002.

SOFT DRINKS, NECTARS & MINERAL WATER

Revenues increased 3.0% to Ch$22,961 million (US$32.8 million), due to 2.4% higher sale volumes and higher other products sales, despite 0.9% lower prices, due to the absence of price adjustments for inflation in this segment.

Operating Income improved from a loss of Ch$603 million (US$0.9 million) in Q2'02 to a loss of Ch$520 million (US$0.7 million) this quarter, as a result of higher revenues and lower SG&A, partially offset by higher cost of goods sold. Cost of goods sold increased 5.8% to Ch$11,993 million (US$17.2 million) mainly due to mix changes and a higher average exchange rate. SG&A decreased 0.7% to Ch$11,488 million (US$16.4 million), mainly due to lower marketing and general expenses, partially offset by higher freight costs. The operating margin improved from -2.7% to -2.3% in Q2'03.

EBITDA increased slightly from Ch$2,295 million (US$3.3 million ) in Q2'02 to Ch$2,316 million (US$3.3 million ) in Q2'03. The EBITDA margin decreased from 10.3% in Q2'02 to 10.1% this quarter.

Comments Soft drinks volumes grew 1.6%, reverting the negative tendency of the previous quarters, and its first preference increased 1.1 points to 18.9%. Consistent with the strategic objective of increasing the Company's presence in the functional drinks market, during April CCU launched Kem Xtreme, a very refreshing, energetic drink with a high caffeine content.

WINE

Revenues increased 7.1% to Ch$21,709 million (US$31.1 million), due to 27.4% higher sale volumes, despite an average price which was 15.7% lower than in the same period of last year. Consolidated volumes increase is mainly explained by the 2.5% higher domestic sales in Chile and the sales volumes of Finca La Celia, VSP's operation in Argentina -which consolidates with CCU since the beginning of this year- partially offset by 8.6% lower wine exports from Chile. The strong price decrease is mainly explained by the inclusion of FLC, which exports large amounts of bulk wine, and the price decrease in the Chilean domestic market. On a proforma basis, without considering FLC, the volumes would have decreased 3.1% and prices 2.9%.

Operating Income decreased 45.5% to Ch$1,872 million (US$2.7 million), due to higher cost of goods sold and SG&A, partially offset by higher revenues. Cost of goods sold increased from Ch$12,215 million (US$17.5 million) in Q2'02 to Ch$13,867 million (US$19.8 million) this quarter basically as a consequence of higher direct costs of export wine. SG&A increased 29.5% to Ch$5,970 million (US$8.5 million) mainly due to of the consolidation of Finca La Celia and higher general expenses. Accordingly, the operating margin decreased from 17.0% in Q2'02 to 8.6% in Q2'03.

EBITDA decreased 34.9%, to a Ch$2,624 million (US$3.8 million), while the EBITDA margin decreased from 19.9% to 12.1%.

Comments The decrease in export volumes to significant markets, such as the USA, Sweden and Japan, affected the profitability of this segment. VSP is working on strategies to revert this situation. This is the first year that Finca La Celia, VSP's subsidiary in Argentina, consolidates its results. This operation was in the "development stage" until the end of 2002. Its proforma results have been very promising, increasing both domestic and export sale volumes. Viña Santa Helena had a very good performance during the quarter, increasing its volumes 21.6% and opening new markets, such as Austria, Russia and the Czech Republic, becoming the fourth largest Chilean wine exporter.

RETURN ON CAPITAL EMPLOYED

Return on Capital Employed ("ROCE") is calculated as the sum of operating income of each segment plus net income from related companies, plus other recurring non-operating income, minus taxes from operations; divided by the average capital employed for the period. Capital employed includes operating working capital, fixed assets and other assets used by the operation.

ROCE on a consolidated level for the twelve-month period ended June 30, 2003, was 7.6%, however if the extraordinary gain on KP's sale is taken into consideration, the ROCE increased to 12.0%. Return on capital employed for the Chilean beer segment was 19.0%, while in the soft drinks business it was 10.7%. The wine business had a ROCE of 8.2% and beer in Argentina obtained a negative return on capital employed.

(five tables to follow)

Note: Some reclassifications have been made in certain 2002 figures in order to be consistent with 2003 accounting and segment criteria.

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Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Compañía Cervecerías Unidas S.A.

(United Breweries Company, Inc.)

/s/ Ricardo Reyes

Chief Financial Officer

Date: August 7, 2003